

Chirag Jetani · 3rd

Founder & COO at Diamante Blockchain LLC, Founder at Core Diam Limited, Senior Executive Manager at Sunny Impex

Lenexa, Kansas, United States · 500+ connections ·

Contact info

 **Diamante Blockchain**

FAU **University of Erlangen-Nuremberg**

Experience



Chief Operating Officer
Diamante Blockchain
Jan 2018 – Present · 3 yrs 4 mos
Lenexa, USA

www.diamanteblockchain.com

Senior Executive Manager
Sunny Impex - Diamond Manufacturers, Importers & Exporters
Nov 2015 – Present · 5 yrs 6 mos
Mumbai Area, India

Education



University of Erlangen-Nuremberg
Master of Science - MS, Chemical and Biological Engineering

2011 – 2015

 **R. V. College of Engineering, Bangalore**
Bachelor of Technology – BTech, Biotechnology
2007 – 2011

Skills & endorsements

Operations Management · 7

Ernst Trast and 6 connections have given endorsements for this skill

Project Management · 7

Ernst Trast and 6 connections have given endorsements for this skill

Chemical Engineering · 6

Ernst Trast and 5 connections have given endorsements for this skill

Show more ⌄

